Mail Stop 3561

August 14, 2009

Mr. Mark S. Heaney, President & CEO
Addus HomeCare Corporation
2401 South Plum Grove Road
Palatine, IL 60067

Re: **Addus HomeCare Corporation**
        Registration Statement on Form S-1
        Filed on July 17, 2009
        File No. 333-160634

Dear Mr. Heaney:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to effectiveness, please have a Nasdaq representative call the staff to confirm that your securities have been approved for listing.

2.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters have received clearance by the Financial Industry Regulatory Authority.

3.   We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need

sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   You indicate that your convertible Series A preferred stock holders, Eos Funds and Freeport Loan Fund, LLC, intend to convert their shares into common stock prior to the completion of this offering. Please clarify whether this is a binding agreement or if the conversion is discretionary. For example, we note that footnote seven to the financial statements indicates that automatic or mandatory conversion would occur upon consummation of an IPO "meeting predetermined qualifying thresholds." It is unclear what these thresholds are and whether this IPO will meet these thresholds.

5.   We note that you intend to have a new credit facility to replace your existing credit facility upon completion of this offering. Please clarify whether this entering into the credit facility is a condition of this offering. Also, to the extent that you have an understanding regarding the terms of the credit facility, please disclose the material terms.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 7 and
Selected Historical Consolidated Financial and Other Data, page 32

6.   We note your use of non-GAAP financial measure "adjusted EBITDA" which excludes stock based compensation and several other recurring items. It appears that you have eliminated recurring items to smooth earnings. As such, it appears that this non-GAAP financial measure is not in compliance with Item 10(e) of Regulation S-K. Your current disclosures do not demonstrate the usefulness of these measures and how they are used to evaluate performance considering that several of the items appear to be recurring in your ongoing operations. Accordingly, please remove the presentation of this measure or tell us how your presentation complies with Item 10(e) of Regulation S-K. Refer to "Frequently asked Questions Regarding the Use of Non-GAAP Financial Measures" as issued by the Commission and Item 10(e) of Regulation S-K for detailed guidance.

Risk Factors, page 13

7.   Please remove the reference to "other risks not currently known to us or that we currently consider immaterial." All material risks should be described in this section. If risks are not deemed material, then they should not be referenced.

8.   Please revise to clarify the term "prospective pay services" used in the fourth risk factor on page 18.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 43

Liquidity and Capital Resources, page 64

9.   We note your disclosure that your primary sources of liquidity are cash from
        operations and borrowings under your credit facility. Considering (i) your cash
        used from operations for the period ended March 31, 2009 of approximately $1.1
        million, (ii) your available borrowings under your credit facility of $3.6 million,
        (iii) your current maturities of long-term debt of $7.1 million and (iv) recent
        delays in the collection of accounts receivable (as noted in your disclosures on
        pages 14 and 46), please provide a robust discussion of how you plan to fund
        operations and satisfy your obligations for the for the next twelve months.

10.   Please revise your Liquidity and Capital Resources section on page 64 to address
        how your 11 acquisitions over the past three years were funded.

Outstanding Accounts Receivable, page 67

11.   Considering the significance of your third party payors, please expand your
        disclosures to include in a comparative tabular format, the payor mix
        concentrations and related aging of accounts receivable. At a minimum, the
        disclosure should indicate the past due amounts and a breakdown by payor
        classification (i.e. state, local and other government programs, Medicare,
        Medicaid, commercial, and private duty). We would expect state, local, and other
        government programs to be separately classified from any other grouping. If your
        billing system does not have the capacity to provide such an aging schedule of
        your receivables by payor classification, disclose that fact and clarify how this
        affects your ability to estimate your allowance for bad debts.

12.   We note that you have recorded an allowance for doubtful accounts of 4.9%,
        5.2% and 4.5%, for the periods ended March 31, 2009, December 31, 2008 and
        December 31, 2007, respectively. Please (i) state the steps you take in collecting
        accounts receivable, (ii) disclose your policy with respect to determining when a
        receivable is recorded as bad debt and when a write-off is recorded, and (iii)
        clarify the threshold (amount and age) for account balance write-offs. If
        applicable tell us, both qualitatively and quantitatively, the factors that led to
        changes in accounting estimates related to individual account write-offs.

Critical Accounting Policies and Estimates

Revenue Recognition, page 70

13.   In regards to your home health segment revenues for each period presented,
        please quantify and disclose the amount of changes in estimates of prior period
        net PPS adjustments that you recorded during the current period. For example for

2008, this amount would represent the difference between the RAP recorded and amortized and the net PPS adjustments for services provided in 2007 and the settlement amount that was recorded during 2008. In addition, please discuss how your estimates of third-party payer revenue affect your financial statements and how any changes therein could also affect the financial statements.

Accounts Receivable and Allowance for Doubtful Accounts, page 70

14.   We note your disclosure that your credit risk is limited due to the significance of Medicare and state agency payors. Considering that approximately 69% of your 2008 revenues are generated by Medicare and state agency payors (as disclosed on page 13) and that each of those payors are proposing cuts to their budgets, please tell us how that affects your credit risk and your ability to collect outstanding balances. Revise your disclosures as appropriate.

Our Business, page 74

15.   Please revise to discuss your efforts to integrate your acquisitions into your business.

16.   Throughout the Prospectus Summary and the Business sections you refer to many statistics about your industry by USAA, NAHC, Georgetown University, AARP, etc. Please cite to specific reports, including the title, date, and author. Also, please indicate where this information may be obtained by the public.

17.   Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar services (i.e. in-home personal care and assistance, skilled nursing, etc.) which accounted for 10% or more of consolidates revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

18.   Please revise to clearly describe and explain how the "integrated service delivery model," see page 74, operates.

19.   On page 75, you reference the rapidly growing private market. Please revise to define the "private market" and explain how it differs from your "private duty" business.

20.   Please revise to provide a definition or description of "homecare aides" on page 87 and whether they work in both of your divisions. This description should include a general discussion of the education, certification, and/or licensure requirements of your homecare aides. Similarly, please discuss the training, if any, provided to your employees.

Executive Compensation, page 94

21.   Please revise to identify the source of your "market data" and "general industry
        survey" that you use to establish an initial range of overall compensation, as
        describe on page 96. We also note the reference to using this information to
        establish a targeted compensation range and that you seek to compensate your
        executives "near the mean for similar officers of companies with gross revenues
        similar" to yours. This appears to be benchmarking. Therefore, please identify
        the specific companies used in this report(s). See Item 402(b)(2)(xiv) of
        Regulation S-K.

22.   Provide a more detailed discussion of how you determine the base salary for your
        named executives. To the extent the specific performance areas referred to on
        page 97 were considered in determining whether a merit increase in base salary
        was warranted, provide a more detailed discussion of the specific performance
        areas and factors considered. In addition, discuss the specific weight for each
        performance area. Also, disclose the specific guidelines, the failure of which
        would result in Mr. Wright not receiving the 5% increase set forth in the
        employment agreement. Lastly, we note the increase in Mr. Diamond's base
        salary due to an employment agreement. Please disclose the terms of the
        employment agreement, as they relate to base salary. See Item 402(b)(1)(v) of
        Regulation S-K.

Certain Relationships and Related Party Transactions, page 114

23.   Please revise to provide disclose the terms of the management consulting
        agreement that will result in Eos Management earning its one-time advisory fee in
        connection with this offering.

24.   Please revise your description of the formation of Addus Holdings and the
        acquisition of Addus Heathcare, Inc. on page 112 to clarify that Addus Holdings
        is Addus Homecare Corporation and Addus Healthcare, Inc. is its subsidiary.
        Also, please clarify the purchase price for Addus Healthcare, Inc. and how the
        Contingent Payment Agreement factored into the acquisition.

Description of Capital Stock, page 119

25.   We note your statement that "All outstanding shares of common stock are fully
        paid and nonassessable, and the shares of common stock to be issued in this
        offering will be, fully paid and nonassessable." The statement that these shares
        are "fully paid and nonassessable" is a legal conclusion that the company is not
        qualified to make. Either attribute this statement to counsel and file counsel's
        consent to be named in this section, or delete your statement.

Addus Homecare Corporation

Audited Consolidated Financial Statements

General

26.   Please note the financial statement updating requirements of Rule 3-12 of
        Regulation S-X and provide updated consents with any amendment.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Basis of Presentation, page F-10

27.   We note from your disclosure on page 112 that Addus Holdings was formed in
        July 2006 to acquire Addus HealthCare. Please tell us about the ownership of
        Addus Holdings prior to the merger with Addus HealthCare.   In your response,
        clarify the level of common ownership, if any, between both entities prior to the
        merger.

28.   We note from your disclosure on page 112 that as part of the acquisition
        transaction, Mark S. Heaney and W. Andrew Wright II and his family exchanged
        shares of common stock of Addus Healthcare for shares of Addus Holdings
        valued at $528,500 and $8,909,000, respectively. Tell us how you determined the
        fair value of the shares of Addus Healthcare that were exchanged.

2. Acquisitions, page F-17

29.   We note from your disclosure that for all your acquisitions during 2007 and 2008,
        you acquired certain assets of agencies and recorded goodwill and certain
        intangible assets.   Considering you acquired only certain assets, tell us how the
        recognition of goodwill is appropriate. Please tell us and disclose the percentage
        of equity interests, if any, acquired and the primary reasons for the acquisitions;
        include a detailed discussion of the factors that contributed to the purchase price.
        In your response, please provide us with your analysis of Article 11-01(d) of
        Regulation S-X in concluding that the 2007 and 2008 acquisitions were business
        acquisitions instead of the acquisition of assets.

9. Stock Options, page F-28

30.   We note that you have used the simplified method to estimate the expected life of
        your stock options. Considering that your options generally vest over a 5 year
        period and expire in 10 years, it appears that the expected life of your options is
        inconsistent with your disclosure on page F-30 (i.e. estimated useful lives of 3-5
        years). Refer to SAB 107 for further guidance. Please revise or advise.

31.   We note your exercise price of $100 and $110, for options granted in 2006, 2007 and 2008. Considering that you do not have an active market for your shares, please provide a detailed discussion of how you determined the fair market value for your shares for each reporting period and revise your disclosures as appropriate.

32.   We note your disclosure that you have not estimated forfeitures for your stock option grants based on your expectations. Considering that 4,164 and 8,246 options were forfeited in 2007 and 2008, respectively, please tell us the factors used by management in determining the amount of forfeitures related to each option grant and revise your disclosures as appropriate. Refer to paragraph 80 of SFAS 123(R) for further guidance.

33.   It appears that you have not provided the minimum disclosure requirements for share-based payments (i.e. required disclosures for each period an income statement is presented including 2006, weighted average grant-date fair value of options, recognized tax benefit related to compensation costs, etc.). Refer to paragraph A240 of SFAS 123(R) for further guidance on the minimum required disclosures and revise your disclosures accordingly.

Addus HomeCare Corporation

Unaudited Condensed Consolidated Financial Statements for the Period Ended March 31, 2009

General

34.   Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Other Regulatory

35.   We note you provided pre-acquisition financial statements for several acquisitions during 2007 (F-53 – F-84). Please tell us why these financial statements are included in your registration statement, including your underlying calculations for determining significance (Refer to Article 3-05 of Regulation S-X). In addition, provide your basis for exclusion of pre-acquisition financial statements for other acquisitions that were consummated during 2007 and 2008.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-3

36.   We note that many of your exhibits have not been filed. Please note that we review, and frequently comment upon, these agreements. Accordingly, in order

to facilitate your review, please ensure that these exhibits are filed as soon as practicable.

37.   We note that you have omitted most of the annexes, exhibits, and schedules to the credit agreement and its amendments filed as Exhibits 10.8, 10.8(a), 10.8(b), 10.8(c), 10.8(d), 10.8(e), 10.8(f), 10.8(g). Please file the exhibits in their entirety.

38.   Please advise us whether any of your agreements with state and local governments to provide services are material agreements subject to Item 601 of Regulation S-K. We note that a significant amount of your business is derived from contracts with state and local authorities in Illinois, Nevada, California, and Washington.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Bill Kearns at (202) 551-3727 or Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Dominick DeChiara, Esq.
        Nixon Peabody LLP
        Fax: (866) 402-0836